SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29500; 812-13698]

Fifth Street Finance Corp., et al. Notice of Application

November 18, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 (the "Act") for an exemption from sections 18(a), 55(a), and 61(a)

of the Act.

Summary of the Application: Applicants request an order to permit: (1) a business

development company to look to the assets of its wholly-owned subsidiaries, rather than

the business development company's interest in the subsidiaries themselves, in

determining whether the business development company meets certain requirements for

business development companies under the Act, and (2) the business development

company to adhere to a modified asset coverage requirement.

Applicants: Fifth Street Finance Corp. ("Fifth Street"), Fifth Street Management LLC,

Fifth Street Mezzanine Partners IV, L.P., FSMP IV GP, LLC, FSF/MP Holdings, Inc.,

FSFC Holdings, Inc., Fifth Street Funding, LLC and Fifth Street Fund of Funds LLC.

Filing Dates: The application was filed on September 9, 2009, and amended on February

18, 2010, and November 15, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on December 13, 2010, and should be accompanied by proof of service on the

Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification

by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, 10 Bank Street, 12th Floor, White Plains,

New York 10606.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868,

or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Fifth Street, a Delaware corporation, is an externally managed, non-

diversified, closed-end investment company that has elected to be regulated as a business

development company ("BDC") under the Act. Fifth Street is a specialty finance

company that provides capital and advisory services to small and mid-size companies

throughout the United States.

2.   Fifth Street conducts, and expects to continue to conduct, a portion of its

business through its current and future subsidiaries operating in the manner described in the application, all of whose equity securities are owned or will be owned directly or indirectly by Fifth Street and that are consolidated by Fifth Street for financial reporting purposes (each, a "Subsidiary"). Fifth Street currently has six Subsidiaries, Fifth Street Mezzanine Partners IV, L.P. (the "SBIC Subsidiary"), its general partner, FSMP IV GP, LLC (the "SBIC GP"), FSF/MP Holdings, Inc., FSFC Holdings, Inc., and Fifth Street Fund of Funds LLC (together with FSF/MP Holdings, Inc. and SFC Holdings, Inc., , the "Blocker Subsidiaries"), and Fifth Street Funding, LLC (the "Financing Subsidiary").

3.   The SBIC Subsidiary, a Delaware limited partnership, is a small business investment company ("SBIC") licensed under the Small Business Administration ("SBA") to operate under the Small Business Investment Act of 1958 ("SBIA"). The SBIC Subsidiary relies on section 3(c)(7) of the Act. The SBIC GP, a Delaware limited liability company, is the sole general partner of the SBIC Subsidiary. Fifth Street is the SBIC GP's sole member and owner. The SBIC GP is the sole general partner of the SBIC Subsidiary, and Fifth Street is the sole limited partner of the SBIC Subsidiary.

4.   Fifth Street intends to operate the SBIC Subsidiary through the SBIC GP for the same investment purposes as Fifth Street, and the SBIC Subsidiary will invest in the same kinds of securities as Fifth Street. The operations of both the SBIC Subsidiary and the SBIC GP will be consolidated with those of Fifth Street for financial reporting purposes. The assets of the SBIC Subsidiary and the SBIC GP are recorded on Fifth Street's balance sheet, and thus are considered assets of Fifth Street for U.S. generally accepted accounting principles purposes.

5.   The Financing Subsidiary, a Delaware limited liability company, is a wholly–owned subsidiary through which Fifth Street established a credit facility for its

on-balance sheet borrowings. It is excluded from the definition of investment company under Section 3(c)(7) of the Act. The sole purpose of the Financing Subsidiary is to provide a legally separate entity to hold investments as collateral supporting Fifth Street's financings. Fifth Street solely controls the operations of the Financing Subsidiary, including the acquisition and disposition of assets by the Financing Subsidiary.

6.　　Fifth Street utilizes wholly-owned subsidiaries, the Blocker Subsidiaries, to hold interests in certain of Fifth Street's portfolio companies. The Blocker Subsidiaries are excluded from the definition of investment company under section 3(c)(7) of the Act. The Blocker Subsidiaries are structured as Delaware corporations or limited liability companies and hold certain investment assets that are structured as pass-through tax entities in order to allow Fifth Street to continue to qualify as a regulated investment company for tax purposes.[1]

7.　　The Financing Subsidiary and the Blocker Subsidiaries are not operating companies and do not have any employees. The Financing Subsidiary and the Blocker Subsidiaries exist solely for the benefit of Fifth Street and do not provide any services to any other company. Fifth Street makes and will continue to make available significant managerial assistance to the issuers of securities held by the Financing and Blocker Subsidiaries to the extent required by section 2(a)(48)(B).[2]

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[1]　Applicants represent that these Blocker Subsidiaries are a lawful method of tax planning under the Internal Revenue Code and are frequently used by companies seeking to elect to be treated as regulated investment companies. Fifth Street has obtained an opinion from tax counsel from the firm of Sutherland Asbill & Brennan LLP confirming the appropriateness of this structure.

[2]　For the purposes of Section 2(a)(48)(B), Fifth Street will treat securities held by the Subsidiaries as if they were held directly by Fifth Street.

Applicants' Legal Analysis:

A.   Relief for Fifth Street to Deem Assets Held by its Subsidiaries to be Owned by
     Fifth Street for Purposes of Determining its Compliance with Section 55(a) of the
     Act

1.   Section 2(a)(48) of the Act generally defines a BDC to be any closed-end
investment company that operates for the purpose of making investments in securities
described in section 55(a)(1) through (3) of the Act and makes available significant
managerial assistance with respect to the issuers of these securities. Section 55(a) of the
Act requires a BDC to have at least 70 percent of its assets invested in assets described in
sections 55(a)(1) through (7) ("Qualifying Assets"). Qualifying Assets generally include
securities issued by eligible portfolio companies as defined in section 2(a)(46) of the Act.
Section 2(a)(46)(B) generally excludes from the definition of an eligible portfolio
company an investment company, as defined under section 3 of the Act, and a company
that would be an investment company but for the exclusion from the definition of
investment company in section 3(c) of the Act.

2.   Section 6(c) of the Act, in relevant part, permits the Commission to
exempt any transaction or class of transactions from any provision of the Act if, and to
the extent that, such exemption is necessary or appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy
and provisions of the Act. Applicants request an order pursuant to section 6(c) to allow
Fifth Street to deem the assets of its current and future Subsidiaries as its own assets for
purposes of determining its compliance with section 55(a).

3.   Applicants state that each Subsidiary will be formed as a limited liability
company ("LLC"), a corporation ("Corporation") or a partnership ("Partnership"). Fifth

Street and/or one or more other Subsidiaries at all times will be the only members of each

Subsidiary that is an LLC and will collectively hold all of the ownership interests in the

LLC Subsidiary. No LLC Subsidiary will admit any person other than Fifth Street or

another Subsidiary as a member, and no LLC Subsidiary will issue interests other than to

Fifth Street or another Subsidiary. Fifth Street and/or one or more other Subsidiaries at

all times will own and hold all of the outstanding equity interests in each Subsidiary that

is formed as a Corporation. Fifth Street and/or one or more other Subsidiaries will at all

times be the sole limited partner of any Subsidiary that is formed as a Partnership and the

sole owner of such Subsidiary's general partner. Applicants also state that since Fifth

Street, directly or indirectly through another Subsidiary, owns or would own the entire

equity interest in any current and future Subsidiaries, any activity carried on by them will,

in all material respects, have the same economic effect on Fifth Street's stockholders as if

carried on directly by Fifth Street.

B.   Relief for the Company to Adhere to a Modified Asset Coverage Requirement

      1.   Applicants request an exemption pursuant to section 6(c) of the Act from

the provisions of sections 18(a) and 61(a) of the Act to permit Fifth Street to adhere to a

modified asset coverage requirement.

      2.   Section 18(a) of the Act prohibits a registered closed-end investment

company from issuing any class of senior security or selling any such security of which it

is the issuer unless the company complies with the asset coverage requirements set forth

in that section. Section 61(a) of the Act makes section 18 applicable to BDCs, with

certain modifications. Section 18(k) exempts an investment company operating as an

SBIC from the asset coverage requirements for senior securities representing indebtedness that are contained in section 18(a)(1)(A) and (B).

3.   Applicants state that a question exists as to whether Fifth Street must comply with the asset coverage requirements of section 18(a) (as modified by section 61(a)) solely on an individual basis or whether Fifth Street must also comply with the asset coverage requirements on a consolidated basis because Fifth Street may be deemed to be an indirect issuer of any class of senior security issued by the SBIC Subsidiary. Applicants state that they wish to treat the SBIC Subsidiary as if it were a BDC subject to sections 18 and 61 of the Act. Applicants state that companies operating under the SBIA, such as the SBIC Subsidiary, will be subject to the SBA's substantial regulation of permissible leverage in its capital structure.

4.   Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief satisfies the section 6(c) standard. Applicants contend that, since the SBIC Subsidiary would be entitled to rely on section 18(k) if it was a BDC itself, there is no policy reason to deny the benefit of that exemption to Fifth Street.

Applicants' Conditions:

Applicants agree that the order granting the requested relief will be subject to the following conditions:

Relief from Section 55(a):

1.   Each Subsidiary will be formed as a LLC, a Corporation or a Partnership. Fifth Street and/or one or more other Subsidiaries at all times will be the only members of each Subsidiary that is an LLC and will collectively hold all of the ownership interests in the LLC Subsidiary. No LLC Subsidiary will admit any person other than Fifth Street or another Subsidiary as a member, and no LLC Subsidiary will issue interests other than to Fifth Street or another Subsidiary. Fifth Street and/or one or more other Subsidiaries at all times will own and hold all of the outstanding equity interests in each Subsidiary that is formed as a Corporation. Fifth Street and/or one or more other Subsidiaries will at all times be the sole limited partner of any Subsidiary that is formed as a Partnership and the sole owner of such Subsidiary's general partner.

2.   The existing Subsidiaries, and any future Subsidiaries, may not acquire any asset if the acquisition would cause Fifth Street to violate section 55(a).

3.   No person shall serve or act as investment adviser to a Subsidiary unless the board of directors and stockholders of Fifth Street shall have taken the action with respect thereto also required to be taken by the board of directors of the Subsidiary and stockholders of the Subsidiary as if the Subsidiary were a BDC.

Relief from Section 18(a):

4.   Fifth Street will not issue or sell any senior security and Fifth Street will not cause or permit the SBIC Subsidiary to issue or sell any senior security of which Fifth Street or the SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61); provided that immediately after issuance or sale by any of Fifth Street or the SBIC Subsidiary of any such senior security, Fifth Street individually and on a consolidated basis, shall have the asset coverage required by section

18(a) (as modified by section 61(a)), except that, in determining whether Fifth Street on a consolidated basis has the asset coverage required by section 18(a) (as modified by section 61(a)), any senior securities representing indebtedness of the SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), will be treated as indebtedness not represented by senior securities.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary